Exhibit 10.37

1060 East. Arques Ave.
Sunnyvale CA 94085
Ph: (408) 616-4000
Fax: (408) 830-9525

February 8, 2005

Jimmy Garcia-Meza

Dear Jimmy:

          Silicon Image, Inc. (the “Company”) is pleased to confirm our offer of continued employment to you. The terms of our offer and the benefits provided by the Company are as follows:

1.	You will report to the Chief Executive Officer in the position of Vice President, Storage. By your signature below, you hereby concurrently resign from your other sales positions at the Company.

2.	Your annual base salary will be $275,000 per year, effective as of February 8, 2005. You will be eligible to participate in 2005 Bonus Plan to be determined by the Compensation Committee of the Board of Directors at a level appropriate to your position. We will also recommend that the Compensation Committee grant you a stock option for 100,000 shares with an exercise price equal to the closing price of our stock on the date of grant. Vesting for this grant will occur at the end of each month based on the schedule below, provided you continue to be employed by us.

-	1.2500% per month for each of the twelve (12) months beginning January 1, 2007 and ending December 31, 2007;

-	5.0000% per month for each of the twelve (12) months beginning January 1, 2008 and ending December 31, 2008;

-	2.0833% per month for each of the twelve (12) months beginning January 1, 2009 and ending December 31, 2009;

3.	You will be eligible to participate in the employee benefit plans and executive compensation programs maintained by the Company applicable to other employees and key executives of the Company, including, without limitation, retirement plans, savings or profit-sharing plans, deferred compensation plans, supplemental retirement or excess-benefit plans, stock option, stock purchase, incentive or other bonus plans, life, disability, health, accident and other insurance programs, and similar plans or programs. You will be eligible for the applicable number of days of paid PTO per year, per the PTO policy.

4.	Employment and Termination. Your employment with Silicon Image will be at-will and may be terminated by you or by Silicon Image at any time for any reason as follows:

(a) You may terminate your employment upon written notice to the Board of Directors at any time in your discretion (“Voluntary Termination”);

(b) Silicon Image may terminate your employment upon written notice for “Cause,” as defined below, for such termination (“Termination for Cause”);

(c) Silicon Image may terminate your employment upon written notice to you at any time without a determination that there is Cause for such termination (“Termination without Cause”);

(d) Your employment will automatically terminate upon your death or upon your disability as determined by the Board of Directors (“Termination for Death or Disability”); provided that “disability” shall mean your complete inability to perform your job responsibilities for a period of 180 consecutive days or 180 days in the aggregate in any 12-month period;

(e) Your employment may be a “Termination in Connection with a Change in Control” if there is a Change in Control and either (i) you are employed by Silicon Image on the date of the Change in Control and continue your employment after the Change in Control to aid in an orderly transition, if Silicon Image so requests (provided that you shall not be required to continue your employment for more than three (3) months after the Change in Control in order to satisfy such obligation), or (ii) Silicon Image terminates your employment other than for Cause, death or Disability after Silicon Image begins negotiations with a third party that culminates in a Change of Control and not more than 150 days prior to the Change in Control (in which case, for the purpose of interpreting the vesting and exercisability provisions of your stock option grants, your termination shall be deemed to occur on the date of the Change in Control).

Definitions used in this agreement:

“Cause” means willful gross misconduct, conviction of a felony or an act of material personal dishonesty.

“Change in Control” means the closing of any transaction or series of related transactions, including the acquisition of Silicon Image by another entity and any reorganization, merger or consolidation, which results in the holders of Silicon Image’s capital stock prior to the transaction or transactions holding less than fifty percent (50%) of the outstanding voting power of Silicon Image after the transaction or transactions, or which results in the sale of all or substantially all of the assets of Silicon Image.

Separation Benefits. Upon termination of your employment with Silicon Image for any reason, you will receive payment for all unpaid salary and vacation accrued to the date of your termination of employment; and your benefits will be continued under Silicon Image’s then existing benefit plans and policies for so long as provided under the terms of such plans and policies and as required by applicable law. Under certain circumstances, you will also be entitled to receive severance benefits as set forth below, but you will not be entitled to any other compensation, award or damages with respect to your employment or termination.

(a) In the event of your Voluntary Termination or Termination for Cause, you will not be entitled to any cash severance benefits or additional vesting of shares of restricted stock or options.

(b) In the event of your Termination without Cause, you shall be entitled to severance for six (6) months following your termination, at the rate of your Base Salary plus target bonus for that year and in accordance with Silicon Image’s normal payroll practices.

(c) In the event of your Termination in Connection with a Change in Control, your stock option grant number 000808 dated April 5, 2001 (“Initial Stock Grant”) shall have a vesting rate of twice the vesting rate set forth in the grant, provided, that in no event shall the minimum aggregate number of shares vested be less than at least one-quarter (1/4) of the aggregate number of shares granted; and you shall be entitled to severance for six (6) months following your termination, at the rate of your Base Salary plus target bonus for that year and in accordance with Silicon Image’s normal payroll practices.. For example, if immediately prior to a Change of Control, your Initial Stock Grant would have otherwise vested as to forty percent (40%) of the shares, then upon such Change in Control such Initial Stock Grant shall instead be vested as to eighty percent (80%) of the shares. For example, if immediately prior to a Change of Control, your Initial Stock Grant would have otherwise vested as to none of the shares subject to the grants, then upon such Change in Control, such Initial Stock Grant shall instead be vested as to twenty-five percent (25%) of the shares. In addition, should your employment continue following a Change in Control, all your stock options granted prior to the Change in Control shall continue to vest at the vesting rate set forth in the original grant.

(d) If your severance and other benefits provided for in this Section 8 constitute “parachute payments” within the meaning of Section 280G of the Code and, but for this subsection, would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then your severance and other benefits under this Section 8 will be payable, at your election, either in full or in such lesser amount as would result, after taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, in your receipt on an after-tax basis of the greatest amount of severance and other benefits.

(e) No payments due you hereunder shall be subject to mitigation or offset.In consideration of and as a condition to receiving the severance set forth in this Section 4, concurrently with your termination of employment, you will execute an agreement in form acceptable to the Company providing for a full unilateral release in favor of the Company and its directors, officers and other related persons. However, you will not be required to release any right to indemnification that you may have under applicable law, the Company’s bylaws or the Indemnity Agreement between you and the Company.

5.	During the term of your employment with the Company and for one year thereafter, you will not, on behalf of yourself or any third party, solicit or attempt to induce any employee of the Company to terminate his or her employment with the Company.

6.	Should you decide to accept our offer, you will remain an at-will employee of the Company, which means the employment relationship can be terminated by either of us for any reason at any time. Any statements or representations to the contrary (and, indeed, any statements contradicting any provision in this letter) should be regarded by you as ineffective. Further, your participation in any stock option or benefit program is not to be regarded as assuring you of continuing employment for any particular period of time.

7.	This letter agreement constitutes the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect to such subject matter, including without limitation the letter agreement between you and the Company dated July 16, 1999. This agreement will be governed by the laws of the State of California without reference to conflict of laws provisions. The parties agree that any dispute regarding the interpretation or enforcement of this agreement shall be decided by confidential, final and binding arbitration conducted by Judicial Arbitration and Mediation Services (“JAMS”) under the then existing JAMS rules rather than by litigation in court, trial by jury, administrative proceeding or in any other forum.

8.	If you decide to accept our offer, and I hope you will, please sign the enclosed copy of this letter agreement in the space indicated below and return it to me. Your signature will acknowledge that you have read and understood and agreed to the terms and conditions of this offer. Should you have anything else that you wish to discuss, please do not hesitate to call me.

We look forward to the opportunity to continue working together.

Very truly yours,

Silicon Image, Inc.

By:	/s/ Steve Tirado

Steve Tirado, CEO

2/15/05
Acknowledged, Accepted and Agreed

     /s/ Jimmy Garcia-Meza

Jimmy Garcia-Meza